    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 2003


                                                     REGISTRATION NO. 333-107291
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                    HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

                        MARYLAND                                                13-3950486
            (State or other jurisdiction of                                  (I.R.S. employer
             incorporation or organization)                               identification number)

                               ------------------

                              379 THORNALL STREET
                            EDISON, NEW JERSEY 08837
                                 (732) 548-0101
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                JOHN A. BURCHETT
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                    HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
                              379 THORNALL STREET
                            EDISON, NEW JERSEY 08837
                                 (732) 548-0101
(Name, address, including zip code and telephone number, including area code, of agent for service)
                               ------------------
                                   COPIES TO:

                  Marjorie Sybul Adams                                     Jonathan H. Talcott
                   Piper Rudnick LLP                                        Alston & Bird LLP
              1251 Avenue of the Americas                             601 Pennsylvania Avenue, N.W.
             New York, New York 10020-1104                              North Building, 10th Floor
                     (212) 835-6017                                    Washington, D.C. 20004-2601
                                                                              (202) 756-3304
                     R. W. Smith, Jr.                                        Brad S. Markoff
                   Piper Rudnick LLP                                        Alston & Bird LLP
                   6225 Smith Avenue                                 3201 Beechleaf Court, Suite 600
             Baltimore, Maryland 21209-3600                         Raleigh, North Carolina 27604-1062
                     (410) 580-4266                                           (919) 862-2210

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                   ------------------

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------

If delivery of the prospectus is expected to be made pursuant to Rule 434 of the Securities Act, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE



     This amendment is being filed solely to file Exhibit 8.1. No changes have been made to Part I of the Registration Statement. Accordingly, it has been omitted.


                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth our costs and expenses (other than underwriting discounts and commissions) in connection with the issuance and distribution of our securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the American Stock Exchange fee and the National Association of Securities Dealers fee.

Securities and Exchange Commission Registration Fee.........  $  3,259
American Stock Exchange Fee.................................    22,500
National Association of Securities Dealers Fee..............     4,528
Printing and Engraving......................................   175,000
Legal Fees and Expenses.....................................   225,000
Accountants' Fees and Expenses..............................   150,000
Transfer Agent's and Registrar's Fees.......................     2,500
Miscellaneous...............................................    28,013
                                                              --------
     Total..................................................  $610,800
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 2-418 of the Maryland General Corporation Law permits us to indemnify any director, officer, employee or agent who is made a party to any proceeding by reason of their service in those capacities, or who is or was serving in that position with another company at our request, subject to the limitations set forth in the statute. In particular, Section 2-418 provides that we may not indemnify any director, officer, employee or agent with respect to any proceeding if it is established that:

     - The act or omission of the director, officer, employee or agent was material to the matter giving rise to the proceeding; and (1) was committed in bad faith; or (2) was the result of active and deliberate dishonesty;
     - The director, officer, employee or agent actually received an improper personal benefit in money, property, or services; or
     - In the case of any criminal proceeding, the director, officer, employee or agent had reasonable cause to believe that the act or omission was unlawful.

Section 2-418 also permits us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions, whether or not we would have the power to indemnify against such liabilities under Section 2-418.

     Our charter requires us to indemnify our directors and officers to the full extent required or permitted by the Maryland General Corporation Law. Our charter also permits us to indemnify employees and agents to the full extent permitted by the Maryland General Corporation law. We maintain insurance on behalf of our officers and directors against liability asserted against them in their capacities as such.

     As permitted by Maryland law, our charter limits the personal liability of our directors and officers for money damages to us and our stockholders except:

     - to the extent that it is proved that the director or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or
     - to the extent that a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

As a result of these provisions, we and our stockholders may be unable to obtain monetary damages from a director or officer for breach of his or her duty of care.

     We have entered into employment agreements with our executive officers which provide that, subject to limitations and exceptions set forth in the agreements, we will indemnify the officers to the fullest extent permitted by law if they are made a party or threatened to be made a party to any proceeding by reason of their service as an officer, director or employee of us or any of our subsidiaries.

     The form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of our directors and officers by the underwriters, for certain liabilities arising under the Securities Act, to the extent that such liabilities result from information provided by the underwriters.

ITEM 16. EXHIBITS


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
 1.1**        Form of Underwriting Agreement among Registrant and the
              underwriters named therein
 2.1(8)       Stock Purchase Agreement dated as of July 1, 2002 by and
              between Registrant, John A. Burchett, Joyce S. Mizerak,
              George J. Ostendorf and Irma N. Tavares
 3.1(9)       Amended Articles of Incorporation of Registrant, as amended
 3.2(1)       By-laws of Registrant
 4.1(1)       Specimen Common Stock Certificate of Registrant
 5.1**        Opinion of Piper Rudnick LLP as to the legality of the
              shares being registered
 8.1*         Opinion of Piper Rudnick LLP as to selected Federal income tax matters
10.3(1)       Registration Rights Agreement
10.5(1)       Agreement and Plan of Recapitalization
10.6(1)       Bonus Incentive Compensation Plan
10.7(1)       1997 Executive and Non-Employee Director Stock Option Plan
10.7.1(3)     1999 Equity Incentive Plan
10.8(8)       Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and John A. Burchett
10.8.1(8)     Stock Option Agreement effective as of July 1, 2002 between
              Registrant and John A. Burchett
10.9(8)       Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and Irma N. Tavares
10.9.1(8)     Stock Option Agreement effective as of July 1, 2002 between
              Registrant and Irma N. Tavares
10.10(8)      Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and Joyce S. Mizerak
10.10.1(8)    Stock Option Agreement effective as of July 1, 2002 between
              Registrant and Joyce S. Mizerak
10.11(8)      Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and George J.
              Ostendorf

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
10.11.1(8)    Stock Option Agreement effective as of July 1, 2002 between
              Registrant and George J. Ostendorf
10.11.2(6)    Employment Agreement by and between Registrant and Thomas P.
              Kaplan
10.11.3(10)   Stock Purchase Agreement as of December 13, 2002 between
              Thomas P. Kaplan and Hanover Capital Mortgage Holdings, Inc.
10.11.4(11)   Stock Purchase Agreement as of March 31, 2003 between John
              A. Burchett and Hanover Capital Mortgage Holdings, Inc.
10.11.5(11)   Stock Purchase Agreement as of March 31, 2003 between George
              J. Ostendorf and Hanover Capital Mortgage Holdings, Inc.
10.13(1)      Office Lease Agreement, dated as of March 1, 1994, by and
              between Metroplex Associates and Hanover Capital Mortgage
              Corporation, as amended by the First Modification and
              Extension of Lease Amendment dated as of February 28, 1997
10.13.1(10)   Second Modification and Extension of Lease Agreement dated
              April 22, 2002
10.13.2(10)   Third Modification of Lease Agreement dated May 8, 2002
10.13.3(10)   Fourth Modification of Lease Agreement dated November 2002
10.14(3)      Office Lease Agreement, dated as of February 1, 1999,
              between LaSalle-Adams, L.L.C. and Hanover Capital Partners
              Ltd.
10.15(10)     Office Lease Agreement, dated as of September 3, 1997,
              between Metro Four Associates Limited Partnership and Pamex
              Capital Partners, L.L.C., as amended by the First Amendment to Lease dated May 2000
10.16(11)     Office Lease Agreement, dated as of July 10, 2002, between
              233 Broadway Owners, LLC and Hanover Capital Mortgage
              Holdings, Inc.
10.25(1)      Contribution Agreement by and among Registrant, John A.
              Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N.
              Tavares
10.25.1(8)    Amendment No. 1 to Contribution Agreement entered into as of
              July 1, 2002 by and between Registrant, John A. Burchett,
              Joyce S. Mizerak, George J. Ostendorf and Irma N. Tavares
10.26(1)      Participation Agreement by and among Registrant, John A.
              Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N.
              Tavares
10.27(1)      Loan Agreement
10.29(2)      Management Agreement, dated as of January 1, 1998, by and
              between Registrant and Hanover Capital Partners Ltd.
10.30(3)      Amendment Number One to Management Agreement, dated as of
              September 30, 1999
10.31(4)      Amended and Restated Master Loan and Security Agreement by
              and between Greenwich Capital Financial Products, Inc.,
              Registrant and Hanover Capital Partners Ltd. dated March 27,
              2000
10.31.1(7)    Amendment Number Three dated as of April 11, 2001 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.31.2(10)   Amendment Number Five dated as of March 28, 2002 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.31.3(10)   Amendment Number Six dated as of March 27, 2003 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.31.4(11)   Amendment Number Seven dated as of April 27, 2003 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.33(5)      Stockholder Protection Rights Agreement

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
10.33.1(8)    Amendment to Stockholder Protection Rights Agreement
              effective as of September 26, 2001, by and among Registrant,
              State Street Bank and Trust Company and EquiServe Trust
              Company, N.A.
10.33.2(8)    Second Amendment to Stockholder Protection Rights Agreement
              dated as of June 10, 2002 by and between Registrant and
              EquiServe Trust Company, N.A.
10.34(6)      Asset Purchase Agreement, dated as of January 19, 2001 by
              and among HanoverTrade.com, Inc., Registrant, Pamex Capital
              Partners, L.L.C. and the members of Pamex Capital Partners,
              L.L.C.
10.35(10)     Amended and Restated Limited Liability Agreement as of
              November 21, 2002 by and among BTD 2001 HDMF-1 Corp.,
              Hanover Capital Mortgage Holdings, Inc. and Provident
              Financial Group, Inc.
23.1**        Consent of Deloitte & Touche LLP
23.2**        Consent of Piper Rudnick LLP (included in exhibit 5.1 to
              this registration statement)
23.3*         Consent of Piper Rudnick LLP (included in exhibit 8.1 to
              this registration statement)
24.1**        Power of Attorney (included under the caption "Signatures")


---------------

   * Filed herewith.


  ** Previously filed.


 (1) Incorporated herein by reference to Registrant's Registration Statement on Form S-11, Registration No. 333-29261, as amended, which became effective under the Securities Act of 1933, as amended, on September 15, 1997.

 (2) Incorporated herein by reference to Registrant's Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission on March 31, 1998.

 (3) Incorporated herein by reference to Registrant's Form 10-K for the year ended December 31, 1999, as filed with the Securities and Exchange Commission on March 30, 2000.

 (4) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended March 31, 2000, as filed with the Securities and Exchange Commission on May 15, 2000.

 (5) Incorporated herein by reference to Registrant's report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2000.

 (6) Incorporated herein by reference to Registrant's form 10-K for the year ended December 31, 2000, as filed with the Securities and Exchanges Commission on April 2, 2001.

 (7) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended June 30, 2001, as filed with the Securities and Exchange Commission on August 14, 2001.

 (8) Incorporated herein by reference to Registrant's Form 8-K filed with the Securities and Exchange Commission on July 16, 2002.

 (9) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended June 30, 2002, as filed with the Securities and Exchange Commission on August 14, 2002.

(10) Incorporated herein by reference to Registrant's Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on March 28, 2003.

(11) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended March 31, 2003, as filed with the Securities and Exchange Commission on May 15, 2003.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:


          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Edison, state of New Jersey, on August 12, 2003.


                                          HANOVER CAPITAL MORTGAGE
                                          HOLDINGS, INC.

                                          By:                  *
                                            ------------------------------------
                                              John A. Burchett
                                              Chairman of the Board of
                                              Directors,
                                              President, and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                                                 TITLE                        DATE
*                                          Chairman of the Board of Directors,    August 12, 2003
-----------------------------------------     President and Chief Executive
John A. Burchett                                         Officer

/s/ J. Holly Loux                           Chief Financial Officer (Principal    August 12, 2003
-----------------------------------------   Financial and Accounting Officer)
J. Holly Loux

*                                              Director and Senior Managing       August 12, 2003
-----------------------------------------                Director
Irma N. Tavares

*                                             Director, Secretary and Senior      August 12, 2003
-----------------------------------------           Managing Director
Joyce S. Mizerak

*                                              Director and Senior Managing       August 12, 2003
-----------------------------------------                Director
George J. Ostendorf

*                                                        Director                 August 12, 2003
-----------------------------------------
John A. Clymer

*                                                        Director                 August 12, 2003
-----------------------------------------
Joseph J. Freeman

*                                                        Director                 August 12, 2003
-----------------------------------------
James F. Stone

*                                                        Director                 August 12, 2003
-----------------------------------------
Saiyid T. Naqvi

*                                                        Director                 August 12, 2003
-----------------------------------------
John N. Rees

     * /s/ J. Holly Loux
     ------------------------------------
     J. Holly Loux, Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
 1.1**        Form of Underwriting Agreement among Registrant and the
              underwriters named therein
 2.1(8)       Stock Purchase Agreement dated as of July 1, 2002 by and
              between Registrant, John A. Burchett, Joyce S. Mizerak,
              George J. Ostendorf and Irma N. Tavares
 3.1(9)       Amended Articles of Incorporation of Registrant, as amended
 3.2(1)       By-laws of Registrant
 4.1(1)       Specimen Common Stock Certificate of Registrant
 5.1**        Opinion of Piper Rudnick LLP as to the legality of the
              shares being registered
 8.1*         Opinion of Piper Rudnick LLP as to selected Federal income tax matters
10.3(1)       Registration Rights Agreement
10.5(1)       Agreement and Plan of Recapitalization
10.6(1)       Bonus Incentive Compensation Plan
10.7(1)       1997 Executive and Non-Employee Director Stock Option Plan
10.7.1(3)     1999 Equity Incentive Plan
10.8(8)       Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and John A. Burchett
10.8.1(8)     Stock Option Agreement effective as of July 1, 2002 between
              Registrant and John A. Burchett
10.9(8)       Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and Irma N. Tavares
10.9.1(8)     Stock Option Agreement effective as of July 1, 2002 between
              Registrant and Irma N. Tavares
10.10(8)      Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and Joyce S. Mizerak
10.10.1(8)    Stock Option Agreement effective as of July 1, 2002 between
              Registrant and Joyce S. Mizerak
10.11(8)      Amended and Restated Employment Agreement effective as of
              July 1, 2002, by and between Registrant and George J.
              Ostendorf
10.11.1(8)    Stock Option Agreement effective as of July 1, 2002 between
              Registrant and George J. Ostendorf
10.11.2(6)    Employment Agreement by and between Registrant and Thomas P.
              Kaplan
10.11.3(10)   Stock Purchase Agreement as of December 13, 2002 between
              Thomas P. Kaplan and Hanover Capital Mortgage Holdings, Inc.
10.11.4(11)   Stock Purchase Agreement as of March 31, 2003 between John
              A. Burchett and Hanover Capital Mortgage Holdings, Inc.
10.11.5(11)   Stock Purchase Agreement as of March 31, 2003 between George
              J. Ostendorf and Hanover Capital Mortgage Holdings, Inc.
10.13(1)      Office Lease Agreement, dated as of March 1, 1994, by and
              between Metroplex Associates and Hanover Capital Mortgage
              Corporation, as amended by the First Modification and
              Extension of Lease Amendment dated as of February 28, 1997
10.13.1(10)   Second Modification and Extension of Lease Agreement dated
              April 22, 2002
10.13.2(10)   Third Modification of Lease Agreement dated May 8, 2002
10.13.3(10)   Fourth Modification of Lease Agreement dated November 2002
10.14(3)      Office Lease Agreement, dated as of February 1, 1999,
              between LaSalle-Adams, L.L.C. and Hanover Capital Partners
              Ltd.
10.15(10)     Office Lease Agreement, dated as of September 3, 1997,
              between Metro Four Associates Limited Partnership and Pamex
              Capital Partners, L.L.C., as amended by the First Amendment to Lease dated May 2000

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
10.16(11)     Office Lease Agreement, dated as of July 10, 2002, between
              233 Broadway Owners, LLC and Hanover Capital Mortgage
              Holdings, Inc.
10.25(1)      Contribution Agreement by and among Registrant, John A.
              Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N.
              Tavares
10.25.1(8)    Amendment No. 1 to Contribution Agreement entered into as of
              July 1, 2002 by and between Registrant, John A. Burchett,
              Joyce S. Mizerak, George J. Ostendorf and Irma N. Tavares
10.26(1)      Participation Agreement by and among Registrant, John A.
              Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N.
              Tavares
10.27(1)      Loan Agreement
10.29(2)      Management Agreement, dated as of January 1, 1998, by and
              between Registrant and Hanover Capital Partners Ltd.
10.30(3)      Amendment Number One to Management Agreement, dated as of
              September 30, 1999
10.31(4)      Amended and Restated Master Loan and Security Agreement by
              and between Greenwich Capital Financial Products, Inc.,
              Registrant and Hanover Capital Partners Ltd. dated March 27,
              2000
10.31.1(7)    Amendment Number Three dated as of April 11, 2001 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.31.2(10)   Amendment Number Five dated as of March 28, 2002 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.31.3(10)   Amendment Number Six dated as of March 27, 2003 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.31.4(11)   Amendment Number Seven dated as of April 27, 2003 to the
              Amended and Restated Master Loan and Security Agreement
              dated as of March 27, 2000 by and among Registrant, Hanover
              Capital Partners, Ltd. and Greenwich Capital Financial
              Products, Inc.
10.33(5)      Stockholder Protection Rights Agreement
10.33.1(8)    Amendment to Stockholder Protection Rights Agreement
              effective as of September 26, 2001, by and among Registrant,
              State Street Bank and Trust Company and EquiServe Trust
              Company, N.A.
10.33.2(8)    Second Amendment to Stockholder Protection Rights Agreement
              dated as of June 10, 2002 by and between Registrant and
              EquiServe Trust Company, N.A.
10.34(6)      Asset Purchase Agreement, dated as of January 19, 2001 by
              and among HanoverTrade.com, Inc., Registrant, Pamex Capital
              Partners, L.L.C. and the members of Pamex Capital Partners,
              L.L.C.
10.35(10)     Amended and Restated Limited Liability Agreement as of
              November 21, 2002 by and among BTD 2001 HDMF-1 Corp.,
              Hanover Capital Mortgage Holdings, Inc. and Provident
              Financial Group, Inc.
23.1**        Consent of Deloitte & Touche LLP
23.2**        Consent of Piper Rudnick LLP (included in exhibit 5.1 to
              this registration statement)
23.3*         Consent of Piper Rudnick LLP (included in exhibit 8.1 to
              this registration statement)
24.1**        Power of Attorney (included under the caption "Signatures")


---------------

   * Filed herewith.


  ** Previously filed.


 (1) Incorporated herein by reference to Registrant's Registration Statement on Form S-11, Registration No. 333-29261, as amended, which became effective under the Securities Act of 1933, as amended, on September 15, 1997.

 (2) Incorporated herein by reference to Registrant's Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission on March 31, 1998.

 (3) Incorporated herein by reference to Registrant's Form 10-K for the year ended December 31, 1999, as filed with the Securities and Exchange Commission on March 30, 2000.

 (4) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended March 31, 2000, as filed with the Securities and Exchange Commission on May 15, 2000.

 (5) Incorporated herein by reference to Registrant's report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2000.

 (6) Incorporated herein by reference to Registrant's form 10-K for the year ended December 31, 2000, as filed with the Securities and Exchanges Commission on April 2, 2001.

 (7) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended June 30, 2001, as filed with the Securities and Exchange Commission on August 14, 2001.

 (8) Incorporated herein by reference to Registrant's Form 8-K filed with the Securities and Exchange Commission on July 16, 2002.

 (9) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended June 30, 2002, as filed with the Securities and Exchange Commission on August 14, 2002.

(10) Incorporated herein by reference to Registrant's Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on March 28, 2003.

(11) Incorporated herein by reference to Registrant's Form 10-Q for the quarter ended March 31, 2003, as filed with the Securities and Exchange Commission on May 15, 2003.